The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated November 15, 2022

November , 2022	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Notes Linked to an Equally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities due December 4, 2024

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket of (1) futures contracts on WTI crude oil, Brent crude oil, natural gas, corn, soybeans and wheat and (2) copper and aluminum over the term of the notes.
•	Investors should be willing to forgo interest payments, while seeking full repayment of principal at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about November 29, 2022 and are expected to settle on or about December 2, 2022.
•	CUSIP: 48133PBQ5

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $964.50 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $950.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 2-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Basket: The notes are linked to an equally weighted basket consisting of six commodity futures contracts (each, a “Commodity Futures Contract” and together, the “Commodity Futures Contracts”) and two commodities (each, a “Commodity” and together, the “Commodities”) (each of the Commodity Futures Contracts and the Commodities, an “Underlying” and together, the “Underlyings”), as specified under “Key Terms Relating to the Underlyings” in this pricing supplement.

Underlying Weight: With respect to each Underlying, as specified under “Key Terms Relating to the Underlyings” in this pricing supplement

Participation Rate: At least 100.00%

Pricing Date: On or about November 29, 2022

Original Issue Date (Settlement Date): On or about December 2, 2022

Observation Date*: November 29, 2024

Maturity Date*: December 4, 2024

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.

You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Additional Amount†: The Additional Amount payable at maturity per $1,000 principal amount note will equal:

$1,000 × Basket Return × Participation Rate,

provided that the Additional Amount will not be less than zero.

Basket Return:

(Final Basket Value – Initial Basket Value)
Initial Basket Value

Initial Basket Value: Set equal to 100.00 on the Pricing Date

Final Basket Value: The closing level of the Basket on the Observation Date

Closing Level of the Basket: On the Observation Date,

100 × [1 + sum of (Underlying Return of each Underlying × Underlying Weight of that Underlying)]

Underlying Return: With respect to each Underlying,

(Final Value – Initial Value)
Initial Value

In no event, however, will the Underlying Return for any Underlying be less than -100.00%.

Initial Value: With respect to each Underlying, the Reference Price (as defined under “Supplemental Terms of the Notes” in this pricing supplement) of that Underlying on the Pricing Date, provided that if the Pricing Date is a Disrupted Day (as defined in the accompanying product supplement) for a Commodity Futures Contract, the Initial Value of that Commodity Futures Contract will be the Reference Price of that Commodity Futures Contract on the first scheduled trading day (as defined in the accompanying product supplement) for that Commodity Futures Contract immediately following the original scheduled Pricing Date that is not a Disrupted Day for that Commodity Futures Contract, provided, further, that if the Pricing Date and the five immediately following scheduled trading days for a Commodity Futures Contract are all Disrupted Days for that Commodity Futures Contract, the Initial Value of that Commodity Futures Contract will be the calculation agent’s good faith estimate of the official settlement price for that Commodity Futures Contract on the fifth scheduled trading day for that Commodity Futures Contract immediately following the Pricing Date that would have prevailed but for that Disrupted Day

Final Value: With respect to each Underlying, the Reference Price of that Underlying on the Observation Date

† Subject to the impact of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Adjustment of Payments on the Notes” in the accompanying product supplement. In the event of a commodity hedging disruption event, we have the right, but not the obligation, to cause the calculation agent to determine on the commodity hedging disruption date the value of the Additional Amount payable at maturity. Under these circumstances, the value of the Additional Amount payable at maturity will be determined prior to, and without regard to the closing level of the Basket on, the Observation Date.

PS-1 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

Supplemental Terms of the Notes

The notes are not commodity futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

On any day, the “Reference Price” means:

(i) with respect to a WTI crude oil futures contract, the official settlement price per barrel on the New York Mercantile Exchange (the “NYMEX”) of the first nearby month futures contract for WTI crude oil, stated in U.S. dollars, provided that if that day falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract, as made public by the NYMEX and displayed on the Bloomberg Professional® service (“Bloomberg”) under the symbol “CL1” or “CL2,” as applicable, on that day;

(ii) with respect to a Brent crude oil futures contract, the official settlement price per barrel on ICE Futures Europe of the first nearby month futures contract for Brent crude oil, stated in U.S. dollars, provided that if that day falls on the last trading day of such futures contract (all pursuant to the rules of ICE Futures Europe), then the second nearby month futures contract for Brent crude oil, as made public by ICE Futures Europe and displayed on Bloomberg under the symbol “CO1” or “CO2,” as applicable, on that day;

(iii) with respect to a natural gas futures contract, the official settlement price of natural gas on the NYMEX of the first nearby month futures contract for natural gas, stated in U.S. dollars per million British thermal units, provided that if that day falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract, as made public by the NYMEX and displayed on Bloomberg under the symbol “NG1” or “NG2,” as applicable, on that day;

(iv) with respect to a corn futures contract, the official settlement price of deliverable-grade corn on the Chicago Board of Trade (the “CBOT”) of the first nearby month futures contract for corn, stated in U.S. cents per bushel, provided that if that day falls within the notice period for delivery of corn under such futures contract or on the last trading day of the first near futures contract (all pursuant to the rules of the CBOT), then the second near futures contract, as made public by the CBOT and displayed on Bloomberg under the ticker symbol “C 1” or “C 2,” as applicable, on that day;

(v) with respect to a soybeans futures contract, the official settlement price of deliverable-grade soybeans on the Chicago Board of Trade (the “CBOT”) of the first nearby month futures contract for soybeans, stated in U.S. cents per bushel, provided that if that day falls within the notice period for delivery of soybeans under such futures contract or on the last trading day of the first near futures contract (all pursuant to the rules of the CBOT), then the second near futures contract, as made public by the CBOT and displayed on Bloomberg under the ticker symbol “S 1” or “S 2,” as applicable, on that day;

(vi) with respect to a wheat futures contract, the official settlement price of deliverable-grade wheat on the Chicago Board of Trade (the “CBOT”) of the first nearby month futures contract for wheat, stated in U.S. cents per bushel, provided that if that day falls within the notice period for delivery of wheat under such futures contract or on the last trading day of the first near futures contract (all pursuant to the rules of the CBOT), then the second near futures contract, as made public by the CBOT and displayed on Bloomberg under the ticker symbol “W 1” or “W 2,” as applicable, on that day;

(vii) with respect to copper, the official cash offer price of Copper Grade A on the London Metal Exchange (the “LME”) for the spot market, stated in U.S. dollars per metric ton, as determined by the LME and displayed on Bloomberg under the ticker symbol “LOCADY” on that day; or

(viii) with respect to aluminum, the official cash offer price of high-grade Primary Aluminum on the LME for the spot market, stated in U.S. dollars per metric ton, as determined by the LME and displayed on Bloomberg under the ticker symbol “LOAHDY” on that day.

PS-2 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

Key Terms Relating to the Underlyings

Underlying	Bloomberg Ticker Symbol	Underlying Weight	Initial Value
WTI crude oil futures contract	CL1 or CL2	12.50%	$
Brent crude futures contract	CO1 or CO1	12.50%	$
Natural gas futures contract	NG1 or NG2	12.50%	$
Corn futures contract	C 1 or C 2	12.50%	¢
Soybeans futures contract	S 1 or S 2	12.50%	¢
Wheat futures contract	W 1 or W 2	12.50%	¢
Copper	LOCADY	12.50%	$
Aluminum	LOAHDY	12.50%	$

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical payment at maturity on the notes. The hypothetical payments set forth below assume the following:

•	an Initial Basket Value of 100.00; and
•	a Participation Rate of 100.00%

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Basket Value	Basket Return	Additional Amount	Payment at Maturity
165.00	65.00%	$650.00	$1,650.00
150.00	50.00%	$500.00	$1,500.00
140.00	40.00%	$400.00	$1,400.00
130.00	30.00%	$300.00	$1,300.00
120.00	20.00%	$200.00	$1,200.00
110.00	10.00%	$100.00	$1,100.00
105.00	5.00%	$50.00	$1,050.00
101.00	1.00%	$10.00	$1,010.00
100.00	0.00%	$0.00	$1,000.00
95.00	-5.00%	$0.00	$1,000.00
90.00	-10.00%	$0.00	$1,000.00
80.00	-20.00%	$0.00	$1,000.00
70.00	-30.00%	$0.00	$1,000.00
60.00	-40.00%	$0.00	$1,000.00
50.00	-50.00%	$0.00	$1,000.00
40.00	-60.00%	$0.00	$1,000.00
30.00	-70.00%	$0.00	$1,000.00
20.00	-80.00%	$0.00	$1,000.00
10.00	-90.00%	$0.00	$1,000.00
0.00	-100.00%	$0.00	$1,000.00

PS-3 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

The following graph demonstrates the hypothetical payments at maturity on the notes for a sub-set of Basket Returns detailed in the table above (-50% to 50%). There can be no assurance that the performance of the Basket will result in a payment at maturity in excess of $1,000.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

How the Notes Work

Upside Scenario:

If the Final Basket Value is greater than the Initial Basket Value, investors will receive at maturity the $1,000 principal amount plus the Additional Amount, which is equal to $1,000 times the Basket Return times the Participation Rate of at least 100.00%.

•	Assuming a hypothetical Participation Rate of 100.00%, if the closing level of the Basket increases 10.00%, investors will receive at maturity a 10.00% return, or $1,100.00 per $1,000 principal amount note.

Par Scenario:

If the Final Basket Value is equal to or less than the Initial Basket Value, the Additional Amount will be zero and investors will receive at maturity the principal amount of their notes.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

•	THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY —

If the Final Basket Value is less than or equal to the Initial Basket Value, you will receive only the principal amount of your notes at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

PS-4 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	THE NOTES DO NOT PAY INTEREST.
•	CORRELATION (OR LACK OF CORRELATION) OF THE UNDERLYINGS —

The notes are linked to an equally weighted Basket composed of eight Underlyings. In calculating the Final Basket Value, an increase in the price of one of the Underlyings may be moderated, or more than offset, by lesser increases or declines in the prices of the other Underlyings. In addition, high correlation of movements in the prices of the Underlying during periods of negative returns among the Underlyings could have an adverse effect on the payment at maturity on the notes.

•	YOU WILL NOT HAVE ANY RIGHTS WITH RESPECT TO ANY UNDERLYING OR THE COMMODITY UNDERLYING ANY COMMODITY FUTURES CONTRACT.
•	WE MAY DETERMINE THE ADDITIONAL AMOUNT FOR YOUR NOTES EARLY IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS —

If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, cause the calculation agent to determine the Additional Amount for your notes early based on the calculation agent’s good faith determination of the option value for your notes (i.e., the price of the embedded option representing the Additional Amount payable on the notes at maturity) on the date on which the calculation agent determines that a commodity hedging disruption event has occurred, which may be significantly earlier than the Observation Date.  Under these circumstances, the amount due and payable on your notes will be due and payable only at maturity, and that amount will not reflect any appreciation of the Basket after such early determination.  Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Adjustment of Payments on the Notes” in the accompanying disclosure statement for more information.

•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Participation Rate.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our

PS-5 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Basket. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Basket

•	COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES —

The Commodity Futures Contracts are subject to legal and regulatory regimes that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the level of the Basket.  Any future regulatory changes may have a substantial adverse effect on the value of your notes.  Additionally, in October 2020, the U.S. Commodity Futures Trading Commission adopted rules to establish revised or new position limits on 25 agricultural, metals and energy commodity derivatives contracts.  The limits would apply to a person’s combined position in the specified 25 futures contracts and options on futures (“core referenced futures contracts”), futures and options on futures directly or indirectly linked to the core referenced futures contracts, and economically equivalent swaps.  These rules came into effect on January 1, 2022 for covered futures and options on futures contracts and will come into effect on January 1, 2023 for covered swaps.  The rules may reduce liquidity in the exchange-traded market for those commodity-based futures contracts, which may, in turn, have an adverse effect on any payments on the notes.  Furthermore, we or our affiliates may be unable as a result of those restrictions to effect transactions necessary to hedge our obligations under the notes resulting in a commodity hedging disruption event, in which case we may, in our sole and absolute

PS-6 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

discretion, determine the Additional Amount for your notes early.  See “— Risks Relating to the Notes Generally — We May Determine the Additional Amount for Your Notes Early If a Commodity Hedging Disruption Event Occurs” above.

•	PRICES OF COMMODITY FUTURES CONTRACTS AND COMMODITIES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY —

Market prices of commodity futures contracts and commodities tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodity underlying a commodity futures contract or the price of the commodity. See “— The Market Price of Crude Oil Crude Oil Will Affect the Value of the Notes,” “— The Market Price of Natural Gas Will Affect the Value of the Notes,” “— The Market Price of Corn Will Affect the Value of the Notes,” “— The Market Price of Soybeans Will Affect the Value of the Notes,” “— The Market Price of Wheat Will Affect the Value of the Notes” “— The Market Price of Copper Will Affect the Value of the Notes” and “— The Market Price of Aluminum Will Affect the Value of the Notes” below. The prices of the commodity futures contracts and commodities are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodity. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

•	THE MARKET PRICE OF CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES —

The prices of WTI crude oil and Brent crude oil are primarily affected by the global demand for and supply of crude oil but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are volatile and subject to dislocation. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations, including relative cost, often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. These events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war (e.g., Russia’s invasion of Ukraine and resulting sanctions), natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

•	The market price of NATURAL GAS will affect the value of the Notes —

Natural gas is used primarily for residential and commercial heating and in the production of electricity. The level of global industrial activity influences the demand for natural gas. Natural gas has also become an increasingly popular source of energy in the United States, both for consumers and industry, in part because it burns more cleanly and has minimal impact on the environment. Many utilities, for example, have shifted away from coal or oil to natural gas to produce electricity. The demand for natural gas has also traditionally been cyclical, with higher demand during the months of winter and lower demand during the warmer summer months. In addition, the seasonal temperatures in countries throughout the world can also heavily influence the demand for natural gas. The United States and Russia are large producers of natural gas. In general, the supply of natural gas is based on competitive market forces: inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. Supplying natural gas in order to meet this demand, however, is dependent on a number of factors. These factors may be broken down into two segments: those factors that affect the short-term supply and general barriers to increasing supply. In turn, factors that affect the short-term supply are as follows: the availability of skilled workers and equipment, permitting and well development and weather and delivery disruptions (e.g., hurricanes, labor strikes and wars). Similarly, the other more general barriers to the increase in supply of natural gas are: access to land, the expansion of pipelines and the financial environment. In addition, the supply and the price of natural gas have been,

PS-7 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

and may continue to be, affected by geopolitical events, such as Russia’s invasion of Ukraine and resulting sanctions. These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas.

•	The market price of coRN will affect the value of the Notes —

The price of corn is primarily affected by the global demand for, and supply of, corn. The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the production and profitability of the beef, pork and poultry sectors, which use corn for feed. Negative developments in those industries may lessen the demand for corn. For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease. The supply of corn is dependent on many factors, including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of corn. The United States, China and Brazil are large suppliers of corn. The supply of corn is particularly sensitive to weather patterns in these countries. In addition, technological advances could lead to increases in worldwide production of corn and corresponding decreases in the price of corn. Furthermore, the supply and the price of corn have been, and may continue to be, affected by geopolitical events, such as Russia’s invasion of Ukraine.

•	The market price of soybeanS will affect the value of the Notes —

The price of soybeans is primarily affected by the global demand for and supply of soybeans, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for soybeans is in part linked to the development of agricultural, industrial and energy uses for soybeans. This includes the use of soybeans for the production of animal feed, vegetable oil, edible soybean oil and biodiesel all of which may have a major impact on worldwide demand for soybeans. In addition, prices for soybeans are affected by governmental programs and policies regarding agriculture, including soybeans, specifically, and trade, fiscal and monetary issues, more generally. Extrinsic factors also affect soybean prices such as crop yields, natural disasters, pestilence, wars and political and civil upheavals. In addition, substitution of other commodities for soybeans could also impact the price of soybeans. The supply of soybeans is particularly sensitive to weather patterns, such as floods, drought and freezing conditions, planting decisions, the price of fuel, seeds and fertilizers and the current and previous price of soybeans. In addition, technological advances and scientific developments could lead to increases in worldwide production of soybeans and corresponding decreases in the price of soybeans. The United States, Brazil and Argentina are large suppliers of soybean crops.

•	The market price of WHEAT will affect the value of the Notes —

The price of wheat is primarily affected by the global demand for and supply of wheat, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for wheat is in part linked to the development of agricultural, industrial and energy uses for wheat, including the use of wheat for the production of animal feed and bioethanol, which may have a major impact on worldwide demand for wheat. In addition, prices for wheat are affected by governmental and intergovernmental programs and policies regarding trade, agriculture, and energy and fiscal and monetary issues, more generally. Human consumption and alternative uses for wheat and other grains in manufacturing and other industries may also affect the price of wheat. Wheat prices may also be influenced by or dependent on subsidies, tariffs, retail prices, social trends, lifestyle changes and market power. Extrinsic factors also affect grain supply and prices, such as natural disasters, pestilence, wars (e.g., Russia’s invasion of Ukraine) and political and civil upheavals. Substitution of other commodities for wheat could also impact the price of wheat. The supply of wheat is particularly sensitive to weather patterns, such as floods, drought and freezing conditions, planting decisions, the price of fuel, seeds and fertilizers and the current and previous price of wheat. In addition, technological advances and scientific developments could lead to increases in worldwide production of wheat and corresponding decreases in the price of wheat. China, India and the United States are large producers of wheat crops.

•	The market price of copper will affect the value of the Notes —

The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors that are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada, Australia and Poland, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.

PS-8 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

•	The market price of ALUMINUM will affect the value of the Notes —

The price of aluminum is primarily affected by the global demand for and supply of aluminum, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors that are particularly important to demand for aluminum include the automobile, packaging and construction sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications. Their availability and price will also affect demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of that aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include transportation problems, labor strikes and shortages of power and raw materials. In addition, the supply and the price of aluminum have been, and may continue to be, affected by geopolitical events, such as Russia’s invasion of Ukraine and resulting sanctions. It is not possible to predict the aggregate effect of all or any combination of these factors.

•	Futures Contracts on Brent Crude Oil are the Benchmark Crude Oil Contracts in European and Asian Markets and May Be Affected by Economic Conditions in Europe and Asia —

Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, futures contracts on Brent crude oil will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the price of futures contracts on Brent crude oil and, therefore, the notes.

•	A DECISION BY AN EXCHANGE ON WHICH A COMMODITY FUTURES CONTRACT IS TRADED TO INCREASE MARGIN REQUIREMENTS FOR THAT FUTURES CONTRACT MAY AFFECT THE PRICE OF THAT COMMODITY FUTURES CONTRACT —

If an exchange on which a Commodity Futures Contract is traded increases the amount of collateral required to be posted to hold positions in that futures contract (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of that Commodity Futures Contract to decline significantly.

•	THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES WITH RESPECT TO THE COMMODITY FUTURES CONTRACTS —

The Reference Price of a Commodity Futures Contract reflects the price of a futures contract, not a physical commodity (or its spot price). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked only to commodity spot prices.

•	SINGLE COMMODITY FUTURES CONTRACT PRICES AND COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES or COMMODITY FUTURES CONTRACTS GENERALLY —

The notes are not linked to a diverse basket of commodities, commodity futures contracts or a broad-based commodity index. The prices of the Underlyings and the level of the Basket may not correlate to the price of commodities or commodity futures contracts generally and may diverge significantly from the prices of commodities or commodity futures contracts generally. Because the notes are linked to limited number of commodity futures contracts and commodities, they carry greater risk and may be more volatile than notes linked to the prices of more commodities or commodity futures contracts or a broad-based commodity index or basket.

•	An investment in the notes may be subject to risks associated with the non-U.S. exchanges or markets —

The notes are linked, in part, a commodity futures contract on Brent crude oil that is traded on ICE Futures Europe and to copper and aluminum whose prices are determined by the London Metal Exchange (the “LME”). Investments in securities linked to the values of commodity futures contracts that are traded on non-U.S. exchanges and commodities whose prices are determined by non-U.S. markets or involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

PS-9 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

•	SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE PRICES OF THE UNDERLYINGS, AND THEREFORE, THE VALUE OF THE NOTES —

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the prices of the Commodity Futures Contracts and, therefore, the value of your notes.

PS-10 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

The Basket

The return on the notes is linked to an equally weighted basket consisting of eight Underlyings (six Commodity Futures Contracts and two Commodities) set forth below.

Underlying	Bloomberg Ticker Symbol	Reference Price* on November 14, 2022
WTI crude oil futures contract	CL1 or CL2	$85.87
Brent crude futures contract	CO1 or CO1	$93.14
Natural gas futures contract	NG1 or NG2	$5.933
Corn futures contract	C 1 or C 2	657.25¢
Soybeans futures contract	S 1 or S 2	1,441.75¢
Wheat futures contract	W 1 or W 2	818.50¢
Copper	LOCADY	$8,346.00
Aluminum	LOAHDY	$2,392.00

*The Reference Price of each Commodity Futures Contract set forth above is based on the first nearby month futures contract on the relevant commodity only.

Historical Information

The first graph sets forth the historical performance of the Basket as a whole based on the weekly historical Reference Prices of each Underlying from January 6, 2017 through November 11, 2022. The graph of the historical performance of the Basket assumes that the closing level of the Basket on January 6, 2017 was 100 and that the Underlying Weights of the Underlyings were as specified under “Key Terms Relating to the Underlyings” in this pricing supplement on that date. The other graphs below set forth the historical performance of each Underlying based on the weekly historical Reference Prices of that Underlying from January 6, 2017 through November 11, 2022. We obtained the Reference Prices of the Underlyings above and below from Bloomberg, without independent verification. The Reference Prices of each Commodity Futures Contract reflected in the graphs below are based on the first nearby month futures contract on the relevant commodity only.

The historical closing levels of the Basket and the historical Reference Prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Basket or the Reference Prices of any Underlying on the Observation Date. There can be no assurance that the performance of the Basket will result in a payment at maturity in excess of your principal amount, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

PS-11 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

PS-12 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

PS-13 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

PS-14 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

Treatment as Contingent Payment Debt Instruments

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of More than One Year,” in the accompanying product supplement no. 2-II. Unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, our special tax counsel, Davis Polk & Wardwell LLP, is of the opinion that the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” As discussed in that subsection, you generally will be required to accrue original issue discount (“OID”) on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of More than One Year”) in the accompanying product supplement, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Comparable Yield and Projected Payment Schedule

We will determine the comparable yield for the notes and will provide that comparable yield and the related projected payment schedule (or information about how to obtain them) in the pricing supplement for the notes, which we will file with the SEC. The comparable yield for the notes will be determined based upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities at the time of issuance. The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield will be.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On

PS-15 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Basket” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

PS-16 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021465/crt_dp139320-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Underlying Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-17 | Structured Investments Notes Linked to an Unequally Weighted Basket Consisting of Six Commodity Futures Contracts and Two Commodities